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SEC Mail Processing Section
FEB 27 2017
Washington DC
416

SE 17004747 ON

SEC FILE NUMBER
8-66947

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Centenium Advisors, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue – Suite 2216
(No. and Street)

New York (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum (212) 897-1694
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway (Address) New York (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Centenium Advisors, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Nansie Bernard, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Centenium Advisors, LLC for the year ended December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature
Member

2/21/17

STEPHEN C MURPHY
Notary Public - State of New York
NO. 01MU6349122
Qualified in Westchester County
My Commission Expires Oct 11, 2020

2/21/17 Stephen Murphy

Subscribed and sworn
to before me 02/21/17

Stephen Murphy

Centenium Advisors, LLC

Statement of Financial Condition
As of December 31, 2016

CENTENIUM ADVISORS, LLC
Index
December 31, 2016

Page(s)

YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Centenium Advisors, LLC

We have audited the accompanying statement of financial condition of Centenium Advisors, LLC (the "Company") as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

YSL & Associates LLC

New York, NY
February 20, 2017

CENTENIUM ADVISORS, LLC
Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 1,001,497
Fees receivable	958,780
Fixed assets - net of accumulated depreciation of $74,586	7,013
Other assets	39,841
Total assets	$ 2,007,131
Liabilities and Members' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 15,808
Deferred rent payable	3,023
Deferred tax payable	5,667
Total liabilities	24,498
Members' equity	1,982,633
Total liabilities and members' equity	$ 2,007,131

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Centenium Advisors, LLC (the "Company"), a New York limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary activity is to raise capital for private investment entities. Its revenue is derived from a share of management and performance fees earned by the investment manager.

Summary of Significant Accounting Policies

Basis of Presentation
This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue
The Company recognizes revenues from its share of management fees and performance fees as earned based on the contractual arrangements. Fee income is comprised of management and performance fees in the amount of $3,310,045 and $90,902 respectively.

Fees Receivable
Fees receivable are due from the Company's money managers under agreed upon terms. Managemnet reviews fees receivable periodically to determine whether receivables will be potentially uncollectible.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes

The Company does not record a provision for federal and state income taxes because the members report their share of the Company's income or loss on their income tax returns.

The Company is liable for New York City Unincorporated Business Tax ("NYCUBT"). The Company is on the cash basis for income tax purposes. The tax expense for the year is below the statutory rate because a significant portion of the Company's revenue is generated from customers located outside New York City and is not subject to being taxed by that jurisdiction.

The Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets.

Based on its analysis, the Managing Member has determined that the Company has not incurred any liabilities for unrecognized tax benefits as of December 31, 2016. However, the Managing Member's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes a tax liability along with interest accrued related to unrecognized tax benefits in interest expense and penalties in portfolio maintenance fees, if assessed. No interest expense or penalties have been assessed for the year ended December 31, 2016.

Fixed Assets

Computer equipment, software and furniture are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

2. Fixed Assets

Fixed assets at December 31, 2016 consists of:

Computer equipment and software	$ 12,980
Furniture and fixtures	63,720
Artwork	4,899
	81,599
Less: Accumulated depreciation	(74,586)
	$ 7,013

3. Commitments and Contingent Liabilities

The Company leases office space under an operating lease expiring on July 31, 2022.

Year Ending December 31,	Total Commitments
2017	$ 81,568
2018	104,962
2019	107,323
2020	109,738
2021	112,207
Thereafter	66,485
	$ 582,283

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of approximately $982,000 which exceeded the required net capital by approximately $977,000.

The Company does not hold customers' cash or securities; therefore, it is not affected by SEC Rule 15c3-3.

5. Concentrations

Substantially all of the Company's cash is held in accounts at a major commercial bank. .

Two managers contribute 76% of revenue and 75% of accounts receivable.

Management does not expect any losses to result with respect to any of these concentrations

6. Other Assets

Included in other assets is a security deposit for rent in the amount of $27,850.